UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

YS Biopharma Co., Ltd.

(Name of Issuer)

Ordinary Shares, par value $0.00002 per share

(Title of Class of Securities)

G9845F109

(CUSIP Number)

Fung Ching Wong

Floor 4, Willow House, Cricket Square, P O Box 2804
Grand Cayman KY1-1112
Cayman Islands

Phone: +1 5603646852

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 7, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9845F109

1	NAME OF REPORTING PERSONS Fung Ching Wong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 98,360,094 Ordinary Shares (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 98,360,094 Ordinary Shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 98,360,094 Ordinary Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 52.23% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	This is the sum of (i) 2,790,332 ordinary shares, par value $0.00002 per share (the “Ordinary Shares”), of YS Biopharma Co., Ltd. (the “Issuer”) that Apex Prospect Limited, a Cayman Islands exempted company (“Apex”) purchased from the open market between December 14, 2023 and February 6, 2024; (ii) 95,269,762 Ordinary Shares the Issuer issued and allotted to Apex on February 7, 2024, pursuant to the share purchase agreement dated February 7, 2024 (the “Purchase Agreement”), by and between the Issuer and Apex; and (iii) 300,000 Ordinary Shares that Apex purchased from the open market on February 8, 2024. Each Ordinary Share is entitled to one vote. Ms. Fung Ching Wong (“Ms. Wong”) currently exercises voting and dispositive control over the Ordinary Shares registered in the names of Apex. Apex and Ms. Wong may each be deemed to have shared voting and dispositive power over all of the shares.

(2)	This percentage is calculated based upon 188,327,959 Ordinary Shares issued and outstanding, which is the sum of (i) 93,058,197 Ordinary Shares of the Issuer issued and outstanding as of February 7, 2024, as represented by the Issuer to Apex in the Purchase Agreement, and (ii) an additional 95,269,762 Ordinary Shares of the Issuer following the closing under the Purchase Agreement.

CUSIP No. G9845F109

1	NAME OF REPORTING PERSONS Apex Prospect Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 98,360,094 Ordinary Shares (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 98,360,094 Ordinary Shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 98,360,094 Ordinary Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 52.23% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	This is the sum of (i) 2,790,332 Ordinary Shares that Apex purchased from the open market between December 14, 2023 and February 6, 2024; (ii) 95,269,762 Ordinary Shares the Issuer issued and allotted to Apex on February 7, 2024, pursuant to the Purchase Agreement; and (iii) 300,000 Ordinary Shares that Apex purchased from the open market on February 8, 2024. Each Ordinary Share is entitled to one vote. Ms. Wong currently exercises voting and dispositive control over the Ordinary Shares registered in the names of Apex. Apex and Ms. Wong may each be deemed to have shared voting and dispositive power over all of the shares.

(2)	This percentage is calculated based upon 188,327,959 Ordinary Shares issued and outstanding, which is the sum of (i) 93,058,197 Ordinary Shares of the Issuer issued and outstanding as of February 7, 2024, as represented by the Issuer to Apex in the Purchase Agreement, and (ii) an additional 95,269,762 Ordinary Shares of the Issuer following the closing under the Purchase Agreement.

Item 1. Security and Issuer.

This statement relates to the Ordinary Shares of the Issuer. The Issuer’s principal executive office is located at Building No. 2, 38 Yongda Road, Daxing Biomedical Industry Park, Daxing District, Beijing, PRC 102629.

The Issuer’s Ordinary Shares are listed on the Nasdaq Stock Market LLC under the trading symbol “YS.”

Item 2. Identity and Background.

(a)-(c) and (f):

This statement is filed on behalf of (i) Ms. Fung Ching Wong, a Chinese citizen, and (ii) Apex, a Cayman Islands exempted company. Such parties are referred to herein each as a “Reporting Person” and collectively as the “Reporting Persons.”

Ms. Wong exercises voting and dispositive control over the Ordinary Shares registered in the name of Apex. The Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, and are making this single, joint filing pursuant to Rule 13d-1(k) under the Act.

The principal business address of each Reporting Person is Floor 4, Willow House, Cricket Square, P O Box 2804, Grand Cayman KY1-1112, Cayman Islands.

(d) and (e):

None of the Reporting Persons nor, to the knowledge of each of the Reporting Persons, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

Item 3. Source and Amount of Funds or Other Consideration.

Open Market Purchase

Between December 14, 2023 and February 8, 2024, Apex purchased an aggregate of 3,090,332 Ordinary Shares from the open market for a total consideration of approximately US$1.3 million (the “Open Market Purchase”), as disclosed in detail in Item 5(c) of this statement.

The fund resource for the Open Market Purchase described in this Item 3 was the working capital of Apex.

Share Purchase Agreement

On February 7, 2024, the Issuer entered into a Purchase Agreement with Apex, pursuant to which Apex purchased 95,269,762 Ordinary Shares (the “Shares”) of the Issuer at a purchase price of $0.41986 per Ordinary Share in a private placement transaction (the “Private Placement”). The total consideration for the Private Placement was US$40 million in cash.

The fund resource for the Private Placement described in this Item 3 was the working capital of Apex.

Item 4. Purpose of Transaction.

(a)-(j):

Item 6 of this statement is incorporated herein by reference. Capitalized terms used but not defined in this Item 4 or the preceding Items of this statement are defined in Item 6.

Each Reporting Person acquired all of their Ordinary Shares for investment purposes.

In addition, as discussed in detail in Item 6 of this statement, the Purchase Agreement granted the Reporting Persons customary registration rights with respect to the Shares acquired in the Private Placement, pursuant to which the Reporting Persons can and intend to monitor the desirability of exercising, and potentially exercise, their registration rights.

In their capacities as shareholder of the Issuer, the Reporting Persons review and intend to continue to review, on an ongoing and continued basis, their investments in the Issuer. Depending on the factors discussed below and subject to applicable law, any Reporting Person may from time to time acquire additional securities of the Issuer or otherwise dispose of some or all of such securities of the Issuer. Any transactions that any Reporting Person may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to such Reporting Person, tax considerations and other factors.

Other than as described above, each of the Reporting Persons does not have present plans or proposals that relate to or would result in any of the transactions involving the Issuer described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although either Reporting Person may from time to time consider pursuing or proposing any such transactions and, in that connection, may discuss, evaluate and/or pursue any such transactions with their respective advisors, the Issuer or other persons).

Item 5. Interest in Securities of the Issuer.

(a)-(b):

Based upon the sum of (i) 93,058,197 Ordinary Shares of the Issuer issued and outstanding as of February 7, 2024, as represented by the Issuer to Apex in the Purchase Agreement, and (ii) an additional 95,269,762 Ordinary Shares of the Issuer following the closing under the Purchase Agreement.

Based on the disclosure in Item 3 of this statement and the foregoing, the aggregate number and percentage of Ordinary Shares of the Issuer owned by Apex is 98,360,094, constituting 52.23% of Ordinary Shares issued and outstanding. Ms. Wong currently exercises voting and dispositive control over the Ordinary Shares registered in the name of Apex. Apex and Ms. Wong may each be deemed to have shared voting and dispositive power over all of the shares.

The following table sets forth the number of Ordinary Shares as to which the Reporting Persons have (i) the sole power to vote or direct the voting of the shares, (ii) the sole power to dispose or to direct the disposition of the shares, or (iii) shared power to vote or direct the vote or dispose or direct disposition of the shares:

Reporting Person	Sole Voting Power	Shared Voting Power		Sole Dispositive Power	Shared Dispositive Power
Fung Ching Wong	0	98,360,094	(1)	0	98,360,094	(1)

Apex	0	98,360,094	(1)	0	98,360,094	(1)

(1)	Apex directly owns 98,360,094 Ordinary Shares of the Issuer. Each Ordinary Share is entitled to one vote. Ms. Wong currently exercises voting and dispositive control over the Ordinary Shares registered in the names of Apex. Apex and Ms. Wong may each be deemed to have shared voting and dispositive power over all of the shares.

(c):

The following table lists transactions in the Ordinary Shares that were effected during the sixty (60) day period prior to the filing of this statement:

Date	Price per Share		Type of Transaction	Number of Shares
12/14/2023	$0.51		Open Market Purchase	50,000
12/20/2023	$0.48		Open Market Purchase	100,000
12/21/2023	$0.45		Open Market Purchase	100,000
12/22/2023	$0.45		Open Market Purchase	1,928
12/26/2023	$0.45		Open Market Purchase	45,394
12/28/2023	$0.47	(1)(2)	Open Market Purchase	186,149
12/29/2023	$0.46		Open Market Purchase	2,219
01/02/2024	$0.47		Open Market Purchase	192
01/03/2024	$0.475		Open Market Purchase	7,974
01/09/2024	$0.49		Open Market Purchase	1
01/16/2024	$0.523		Open Market Purchase	1,898
01/19/2024	$0.5098		Open Market Purchase	34,874
01/22/2024	$0.515		Open Market Purchase	86,416
01/23/2024	$0.51		Open Market Purchase	7,231
01/25/2024	$0.50	(1)(3)	Open Market Purchase	130,000
01/26/2024	$0.48	(1)(4)	Open Market Purchase	211,580
01/29/2024	$0.48	(1)(5)	Open Market Purchase	200,000
01/30/2024	$0.44	(1)(6)	Open Market Purchase	300,000
02/01/2024	$0.42	(1)(7)	Open Market Purchase	300,000
02/02/2024	$0.40	(1)(8)	Open Market Purchase	324,476
02/05/2024	$0.39	(1)(9)	Open Market Purchase	300,000
02/06/2024	$0.38	(1)(10)	Open Market Purchase	400,000
02/07/2024	$0.41986		Private Placement	95,269,762
02/08/2024	$0.38	(1)(11)	Open Market Purchase	300,000

(1)	The purchase prices reported in Item 5(c) are weighted average prices. The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the range set forth in the footnotes below.
(2)	These shares were purchased in multiple transactions at prices ranging from $0.46 to $0.48, inclusive.
(3)	These shares were purchased in multiple transactions at prices ranging from $0.49 to $0.50, inclusive.
(4)	These shares were purchased in multiple transactions at prices ranging from $0.475 to $0.49, inclusive.
(5)	These shares were purchased in multiple transactions at prices ranging from $0.475 to $0.48, inclusive.
(6)	These shares were purchased in multiple transactions at prices ranging from $0.43 to $0.45, inclusive.
(7)	These shares were purchased in multiple transactions at prices ranging from $0.41 to $0.42, inclusive.
(8)	These shares were purchased in multiple transactions at prices ranging from $0.39 to $0.40, inclusive.
(9)	These shares were purchased in multiple transactions at prices ranging from $0.385 to $0.395, inclusive.
(10)	These shares were purchased in multiple transactions at prices ranging from $0.37 to $0.385, inclusive.
(11)	These shares were purchased in multiple transactions at prices ranging from $0.372 to $0.38, inclusive.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Share Purchase Agreement

On February 7, 2024, the Issuer entered into a Purchase Agreement with Apex relating to the offer and sale the Shares of the Issuer in a Private Placement, subject to customary closing conditions, including regulatory approval. The Purchase Agreement contains customary representations, warranties and covenants of the Issuer and Apex, and customary indemnification provisions for a transaction of this type. The Issuer also granted Apex customary registration rights with respect to the Shares acquired in the Private Placement.

The Private Placement is made after the dismissal of the injunction order granted by the Grand Court of the Cayman Islands dated December 22, 2023. The Shares being purchased are exempted from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to Regulation S promulgated thereunder.

Apex acquired the Shares for its own account for investment purposes only and not with the view to, or with any intention of, resale, distribution, or other disposition thereof. Apex does not have any direct or indirect arrangement, or understanding with any other person to distribute, or regarding the distribution of the Shares in violation of the Securities Act or any other applicable state securities law. The issuer agreed that without the prior written approval of Apex, the Issuer shall only use the proceeds from the sale of the Shares for the payment or repayment of its Existing Debts (defined in the Purchase Agreement).

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is attached as Exhibit 99.1 hereto and incorporated herein by reference.

By virtue of the relationship between the Reporting Persons, the Reporting Persons may be deemed to be a “group” under the Federal securities laws. Other than the relationship between the Reporting Persons as described above under Items 2-5 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

1. Purchase Agreement between YS Biopharma Co., Ltd. and Apex Prospect Limited (incorporated by reference to Exhibit 99.1 herein).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

February 14, 2024

By:	/s/ Fung Ching Wong
Name:	Fung Ching Wong
Title:	Individual

Apex Prospect Limited

By:	/s/ Fung Ching Wong
Name:	Fung Ching Wong
Title:	Director